# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IF BANCORP, INC., CIK 0001514743
CUSIP: 44951J105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 201 E. Cherry Street, Watseka, Illinois (IL), 60970
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000943374-25-000043
Filed by CIK 0002053935

## Reporting persons
- Iroquois Federal Savings & Loan Association Employee Stock Ownership Plan Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 115,470; shared voting power 188,202; sole dispositive power 285,830; shared dispositive power 17,842; aggregate amount beneficially owned 303,672 (9.1% of the class)

## Item 1. Issuer
Name of issuer: IF BANCORP, INC.
Address of issuer's principal executive offices: 201 E. Cherry Street, Watseka, Illinois, 60970

## Item 2. Person Filing
Name of person filing:
Iroquois Federal Savings and Loan Association
Employee Stock Ownership Plan Trust
Trustee: First Trust of MidAmerica
Services provided by Community Bank of Pleasant Hill
Address of principal business office or, if none, residence:
3500 N Village Dr. Suite 220
St. Joseph, Missouri 64506
Citizenship: Illinois

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 303,672
Percent of class: 9.1
Sole power to vote or to direct the vote: 115,470
Shared power to vote or to direct the vote: 188,202
Sole power to dispose or to direct the disposition: 285,830
Shared power to dispose or to direct the disposition: 17,842

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Federal Savings & Loan Association Employee Stock Ownership Plan Trust: /s/ Gerald Lau, Iroquois Federal Savings & Loan Association Employee Stock Ownership Plan Trust (02/04/2026)